Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

MapInfo Australia Pty. Limited	Australia

MapInfo Canada Inc.	Canada

MapInfo GmbH	Germany

MapInfo Limited	England

MapInfo UK Limited	England

MapInfo Japan KK	Japan